UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 16, 2009	By	/s/ Luo Zhuping
			Name:	Luo Zhuping
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT
APPLICATION OF OTHER SPECIAL TREATMENT ON THE TRADING OF THE SHARES OF THE COMPANY

This announcement is made pursuant to 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As the audited shareholders’ equity of China Eastern Airlines Corporation Limited (the “Company”) is negative in 2008, other special treatment will be applied to the trading of the shares of the Company by Shanghai Stock Exchange. A risk warning relating thereto is hereby given as follows:

I.	Type of share, stock ID, stock code and commencement date of the application of other special treatment

Type of share:	A share

Stock ID:	CEA

Stock code:	600115

Commencement date of the application of other special treatment: Trading of the shares of the Company will be suspended for one day on 16 April 2009, and other special treatment will become effective on 17 April 2009

Stock ID upon the application of other special treatment: ST CEA

Daily price movement shall be limited to 5% upon the application of other special treatment

II.	Reasons for the application of other special treatment

As shown in the 2008 annual report of the Company, the audited shareholders’ equity of the Company as at 31 December 2008 is negative. According to the relevant provisions of the Rules of Shanghai Stock Exchange on Listing Stocks（《上海證券交易所股票上市規則》）, other special treatment will be applied to the shares of the Company with effect from 17 April 2009.

III.	Opinion of the Board of Directors on seeking to revoke other special treatment and its specific measures

In view of the current operating environment and the situation that the shareholders’ equity of the Company being negative, the Company will focus, in particular, on the following aspects in 2009:

1.	Implement five major strategies such as hub networking, brand management, informatization, alliance cooperation and sophisticated management

The Company will establish Shanghai complex hub, Xi’an and Kunming regional hubs, increase the market share of the Company in the hub markets and key markets and form a control over the market; benchmark with world-renowned airlines, refine the service concept, and create its service brand name; formulate and improve the IT infrastructure, expedite the establishment of various IT systems; recruit the Chief Information Officer from around the world and upgrade management through technical upgrade; strengthen and deepen the strategic and business cooperation with other enterprises comprehensively, introduce strategic investors when appropriate, expedite the joining of airlines alliance, and promote organizational and work flow reconstruction, fully realize the sophisticated management in terms of production, operation and safety.

2.	Cost-effectiveness and efficiency enhancement measures

The Company will strictly control its transportation capacity growth and optimize its fleet structure while implementing a thorough reduction in investments, labor costs and other costs and expenses, streamline the fixed assets and utilize those non-performing assets, optimize market and enhance marginal contribution.

3.	Strengthen market control and marketing capability

The Company will strengthen its market research and enhance its market anticipation capability; optimize its operations, focus on key routes and profitable routes; promote the route revenue management system and improve the accuracy of its marketing strategies; strengthen the establishment of information system and electronic commerce platform; spare great efforts to develop the marketing of major customers and frequent travelers; take the opportunity of World Expo to boost sales.

4.	Stringent control over capital expenditure

Given the adverse external environment and internal resources available, the Company will strictly manage its capital expenditure and reduce some of its equity investments.

5.
Facilitate the completion of the non public offering of new A shares and H shares by the Company to China Eastern Air Holding Company and its non wholly owned subsidiary, ensure receiving the subscription funding as soon as practicable in order to supplement the registered capital of the Company.

IV.	Risk warning of potential suspension or termination of listing

According to relevant provisions of the Rules of Shanghai Stock Exchange on Listing of Stocks（《上海證券交易所股票上市規則》）, if the Company continues to sustain a loss in 2009, the shares of the Company will be subject to Delisting Risk Warning with effect from the date of announcement of the 2009 annual report.

V.	Primary contact of the Company for investors’ enquiries during the period of other special treatment

Contact person: Luo Zhuping
Telephone number: 021-22330920
Fax number: 021-62686116
Email: ir@ce-air.com
Address: 2550 Hongqiao Road, Shanghai
Postal code: 200335

Notice is hereby made and investors should be cautious about the risks associated with the investment in the shares of the Company.

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
15 April 2009